CHINA CRESCENT ENTERPRISES, INC.
                         14860 Montfort Drive, Suite 210
                                Dallas, TX 75254
                                  214-722-3040



                               September 27, 2010


Maryse Mills-Apenteng
Michael F. Johnson
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:      China Crescent Enterprises, Inc.
         Preliminary Information Statement on Schedule 14C
         September 22, 2010
         File No. 000-14306

Dear Maryse Mills-Apenteng and Michael F. Johnson:

         In response to your comment letter dated September 22, 2010, China Crescent Enterprises, Inc. acknowledges to the SEC that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe this satisfies your requirement.

                                                    Sincerely,

                                                    China Crescent Enterprises


                                                    /s/ Philip J. Rauch
                                                    Philip J. Rausch
                                                    Chief Financial Officer